November 26, 2018

VIA EDGAR

Ms. Stacie Gorman

Division of Corporation Finance

United States Securities and Exchange

Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Medalist Diversified REIT, Inc. (the “Registrant”)
Registration Statement on Form S-11 (the “Registration Statement”)
File No. 333-227098

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of its Registration Statement on Form S-11 (File No. 333-227098), to 4:30 p.m., Eastern Time, on November 27, 2018, or as soon as practicable thereafter. By separate letter, the underwriter of the issuance of the securities being registered has joined in this request for acceleration.

In connection with this request, the Registrant acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

/s/ Thomas E. Messier

Thomas E. Messier

Chief Executive Officer and Director

(principal executive officer, principal accounting officer and principal financial officer)